SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Rule 13e-3 Transaction Statement Under Section 13(e) of the Securities Exchange Act of 1934
[Amendment No.____]

WNC CALIFORNIA HOUSING TAX CREDITS, L.P.
(Name of the Issuer)

WNC CALIFORNIA HOUSING TAX CREDITS, L.P.
(Name of Person(s) Filing Statement)

Units of Limited Partnership Interest
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

David N. Shafer, Esq.
WNC & Associates, Inc.
17782 Sky Park Circle
Irvine, California  92614
(714) 662-5565
(Name, Address and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of Persons Filing Statement)

With a copy to:
Paul G. Dannhauser, Esq.
Derenthal & Dannhauser LLP
1999 Harrison Street
Oakland, California 94612
(510) 350-3070

This statement is filed in connection with (check the appropriate box):

a.
[X] The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934 ("the Act").

b.	[ ] The filing of a registration statement under the Securities Act of 1933.
c.	[ ] A tender offer.
d.	[ ] None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

Calculation of Filing Fee

$1,420,000	$164.86
Transaction valuation*	Amount of filing fee

Cash purchase price
* Set forth the amount on which the filing fee is calculated and state how it was determined.

[ ] Check the box if any part of the fee is offset as provided by §240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Form or Registration No.: Filing Party: Date Filed:	$164.86 Schedule 14A WNC California Housing Tax Credits, L.P. August 29, 2011

This Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Schedule 13E-3” or “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) by WNC California Housing Tax Credits, L.P. (the “Filing Person” or the “Registrant”).

Concurrently with the filing of this Schedule 13E-3, the Registrant is filing with the SEC a preliminary Consent Solicitation Statement (the “Consent Solicitation Statement”) under Regulation 14A of the Exchange Act, relating to the solicitation of the limited partners of the Registrant to the sale of an asset in which the Registrant has an interest. The approval of the sale will require the affirmative vote of limited partners holding at least a majority-in-interest of the outstanding limited partnership interests in the Registrant.

Item 1. Summary Term Sheet.

The information set forth in the Consent Solicitation Statement under the section entitled “INTRODUCTION” is incorporated herein by reference.

Item 2. Subject Company Information.

(a)           Name and address. The information set forth in the Consent Solicitation Statement under the section entitled “VOTING RIGHTS AND PROCEDURES” is incorporated herein by reference.

(b)           Securities. The information set forth in the Consent Solicitation Statement under the sections entitled “INTRODUCTION” and “VOTING RIGHTS AND PROCEDURES” is incorporated herein by reference.

(c)           Trading market and price. The information set forth in the Consent Solicitation Statement under the section entitled “VOTING RIGHTS AND PROCEDURES” is incorporated herein by reference.

(d)           Dividends. Inapplicable.

(e)           Prior public offerings. Inapplicable.

(f)           Prior stock purchases. Inapplicable.

Item 3. Identity and Background of Filing Person.

(a)           Name and address. The information set forth in the Consent Solicitation Statement under the sections entitled “VOTING RIGHTS AND PROCEDURES” and “OTHER MATTERS” is incorporated herein by reference.

(b)           Business and background of entities. The information set forth in the Consent Solicitation Statement under the sections entitled “VOTING RIGHTS AND PROCEDURES” and “MANAGEMENT” is incorporated herein by reference.

(c)           Business and background of natural persons. The information set forth in the Consent Solicitation Statement under the sections entitled “MANAGEMENT” is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a)           Material terms. The information set forth in the Consent Solicitation Statement under the sections entitled “PROPOSAL – AMENDMENT TO LPA,” “REASONS FOR THE SALE,” “VOTING RIGHTS AND PROCEDURES,” “ANTICIPATED DISTRIBUTIONS AND ALLOCATIONS” and in ATTACHMENT NO. 1 to the Consent Solicitation Statement is incorporated herein by reference.

(b)           Purchases. The information set forth in the Consent Solicitation Statement under the section entitled “VOTING RIGHTS AND PROCEDURES” is incorporated herein by reference.

(c)           Different terms. Inapplicable.

(d)           Appraisal rights. The information set forth in the Consent Solicitation Statement under the section entitled “VOTING RIGHTS AND PROCEDURES” is incorporated herein by reference.

(e)           Provisions for unaffiliated security holders. There is no provision made by the Filing Person specifically in connection the transaction covered by the Transaction Statement to grant unaffiliated security holders access to the files of the Filing Person or to obtain counsel or appraisal services at the expense of the Filing Person.

(f)           Eligibility for listing or trading. Inapplicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a)           Transactions. The information set forth in the Consent Solicitation Statement under the sections entitled “CONFLICTS AND OTHER SPECIAL FACTORS,” “CONTINGENCIES” and “MANAGEMENT” is incorporated herein by reference.

(b)           Significant corporate events. The information set forth in the Consent Solicitation Statement under the section entitled “CONFLICTS AND OTHER SPECIAL FACTORS” and “CONTINGENCIES” is incorporated herein by reference.

(c)           Negotiations or contracts. The information set forth in the Consent Solicitation Statement under the section entitled “CONFLICTS AND OTHER SPECIAL FACTORS” and “CONTINGENCIES” is incorporated herein by reference.

(e)           Agreements involving the subject company’s securities. Inapplicable.

Item 6. Purposes of the Transaction and Plans or Proposals.

(b)           Use of securities acquired. Inapplicable.

(c)           Plans.

(1)	The information set forth in the Consent Solicitation Statement under the section entitled “INTRODUCTION” is incorporated herein by reference.
(2)	The information set forth in the Consent Solicitation Statement under the section entitled “INTRODUCTION” is incorporated herein by reference.
(3)	Inapplicable.
(4)	Inapplicable.
(5)	Inapplicable.
(6)	Inapplicable.
(7)	The information set forth in the Consent Solicitation Statement under the section entitled “OTHER MATTERS” is incorporated herein by reference.
(8)	Inapplicable.

Item 7. Purposes, Alternatives, Reasons and Effects.

(a)           Purposes.  The information set forth in the Consent Solicitation Statement under the sections entitled “INTRODUCTION” and “REASONS FOR THE SALE” is incorporated herein by reference.

(b)           Alternatives.  The information set forth in the Consent Solicitation Statement under the sections entitled “INTRODUCTION” and “REASONS FOR THE SALE” is incorporated herein by reference.

(c)           Reasons. The information set forth in the Consent Solicitation Statement under the sections entitled “INTRODUCTION” and “REASONS FOR THE SALE” is incorporated herein by reference.

(d)           Effects. The information set forth in the Consent Solicitation Statement under the sections entitled “INTRODUCTION” and “ANTICIPATED DISTRIBUTIONS AND ALLOCATIONS” is incorporated herein by reference.

Item 8. Fairness of the Transaction.

(a)           Fairness. The information set forth in the Consent Solicitation Statement under the section entitled “CONFLICTS AND OTHER SPECIAL FACTORS” is incorporated herein by reference.

(b)           Factors considered in determining fairness. The information set forth in the Consent Solicitation Statement under the sections entitled “INTRODUCTION,” “REASONS FOR THE SALE,” “ANTICIPATED DISTRIBUTIONS AND ALLOCATIONS” and “CONFLICTS AND OTHER SPECIAL FACTORS” is incorporated herein by reference.

(c)           Approval of security holders. The information set forth in the Consent Solicitation Statement under the section entitled “VOTING RIGHTS AND PROCEDURES” is incorporated herein by reference.

(d)           Unaffiliated representative. Inapplicable.

(e)           Approval of directors. Inapplicable.

(f)           Other offers. The information set forth in the Consent Solicitation Statement under the section entitled “CONFLICTS AND OTHER SPECIAL FACTORS” is incorporated herein by reference.

Item 9. Reports, Opinions, Appraisals and Negotiations

(a)           Report, opinion or appraisal. The information set forth in the Consent Solicitation Statement under the section entitled “CONFLICTS AND OTHER SPECIAL FACTORS” is incorporated herein by reference.

(b)           Preparer and summary of the report, opinion or appraisal. The information set forth in the Consent Solicitation Statement under the section entitled “CONFLICTS AND OTHER SPECIAL FACTORS” is incorporated herein by reference.

(c)           Availability of documents. The information set forth in the Consent Solicitation Statement under the section entitled “CONFLICTS AND OTHER SPECIAL FACTORS” is incorporated herein by reference.

Item 10. Source and Amounts of Funds or Other Consideration.

(a)           Source of funds. The information set forth in the Consent Solicitation Statement under the section entitled “CONTINGENCIES” is incorporated herein by reference.

(b)           Conditions. The information set forth in the Consent Solicitation Statement under the section entitled “CONTINGENCIES” is incorporated herein by reference.

(c)           Expenses. The information set forth in the Consent Solicitation Statement under the section entitled “ATTACHMENT NO. 1” is incorporated herein by reference.

(d)           Borrowed funds. Inapplicable.

Item 11. Interest in Securities of the Subject Company.

(a)           Securities ownership. The information set forth in the Consent Solicitation Statement under the section entitled “VOTING RIGHTS AND PROCEDURES” is incorporated herein by reference.

(b)           Securities transactions. Inapplicable.

Item 12. The Solicitation or Recommendation.

(d)           Intent to tender or vote in a going-private transaction. Inapplicable.

(e)           Recommendations of others. Inapplicable.

Item 13. Financial Statements.

(a)           Financial information. The information set forth in the Consent Solicitation Statement under the sections entitled “FINANCIAL STATEMENTS” is incorporated herein by reference.

(b)           Pro forma information. Inapplicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

(a)           Solicitations or recommendations. Inapplicable.

(b)           Employees and corporate assets. Inapplicable.

Item 15. Additional Information.

(b)           Inapplicable.

(c)           Other material information. The information set forth in the Consent Solicitation Statement is incorporated herein by reference.

Item 16. Exhibits.

(a)           Disclosure materials.

(i)           Consent solicitation materials being furnished to security holders. (Incorporated herein by reference to the Schedule 14A filed with the Securities and Exchange Commission on August 29, 2011, as amended.)

(b)           Loan Agreement.  Inapplicable.

(c)           Any report, opinion or appraisal.

(i)           Lea & Company appraisal dated March 12, 2011. (Incorporated herein by reference to the Schedule 14A filed with the Securities and Exchange Commission on August 29, 2011, as amended.)

(d)           Agreements involving the subject company’s securities; agreements, regulatory requirements and legal proceedings.  Inapplicable.

(f)           Statement regarding security holders’ appraisal rights. Inapplicable.

(g)           Written solicitation instructions. Inapplicable.

Signature. After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 29, 2011	WNC & ASSOCIATES, INC.,
a California corporation

By:	/s/ David N. Shafer
David N. Shafer, Executive Vice President